+1 617 526 6000 (t)

+1 617 526 5000 (f)

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Translate Bio, Inc.

29 Hartwell Avenue

Lexington, MA 02421

Attn: Robert C. Renaud, Jr.

President and Chief Executive Officer

(617) 945-7361

June 8, 2018

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Chris Edwards

Re:	Translate Bio, Inc.
Registration Statement on Form S-1
Filed June 1, 2018
File No. 333-225368

Ladies and Gentlemen:

On behalf of Translate Bio, Inc. (the “Company”), set forth below is additional information to supplement the Company’s prior response to comment 6 contained in the letter dated March 8, 2018 from the staff (the “Staff”) of the Office of Healthcare & Insurance of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) relating to the Draft Registration Statement on Form S-1 (File No. 377-01927), submitted by the Company to the Commission on February 9, 2018. Such Draft Registration Statement has been updated by the Company as reflected in the registration statement referenced above (File No. 333-225368), which was publicly filed by the Company on June 1, 2018 (the “Registration Statement”). The supplemental response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

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Securities and Exchange Commission

June 8, 2018

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding equity awards and the reasons for the differences between the recent valuation of its common stock and the estimated offering price for its initial public offering (“IPO”).

Rule 83 Confidential Treatment Request by Translate Bio, Inc.

Request #1

Preliminary IPO Price Range

The Company has taken into consideration guidance and market data from representatives of the underwriters that have been presented to and reviewed by the Company’s board of directors (the “Board”) and management on June 8, 2018. To provide further information for the Staff’s consideration, the Company advises the Staff that the Company currently anticipates that the price range for the IPO will be within the range of $[**] to $[**] per share (the “Preliminary Price Range”), before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Translate Bio, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Ronald C. Renaud, Jr., President and Chief Executive Officer, Translate Bio, Inc., 29 Hartwell Avenue, Lexington, Massachusetts 02421, (617) 945-7361, before it permits any disclosure of the bracketed information in Request #1.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Board as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of December 13, 2017, March 5, 2018 and May 18, 2018. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public

Securities and Exchange Commission

June 8, 2018

Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using a hybrid method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is allocated using an option-pricing method (“OPM”).

The Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award, considered two future-event scenarios: an IPO scenario and an OPM scenario (i.e., a non-IPO liquidity event scenario). The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all shares of preferred stock would convert into shares of common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. Each valuation probability-weighted the IPO scenario and the OPM scenario based on the Company’s assessment of its overall performance and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of common stock, were as follows:

Rule 83 Confidential Treatment Request by Translate Bio, Inc.

Request #2

	IPO Scenario				OPM Scenario				Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting		DLOM		Probability Weighting		DLOM
December 13, 2017	[	**]%	[	**]%	[	**]%	[	**]%	$1.33
March 5, 2018	[	**]%	[	**]%	[	**]%	[	**]%	$1.50
May 18, 2018	[	**]%	[	**]%	[	**]%	[	**]%	$1.76

December 13, 2017 Valuation

The Board relied, in part, on the results of the December 13, 2017 valuation in its determination of the fair value of common stock of $1.33 per share as of December 22, 2017, when it granted options for the purchase of 16,124,698 shares to employees and directors. The December 13, 2017 valuation was prepared taking into account the sale of shares of the Company’s Series C preferred stock on December 15, 2017 and December 22, 2017 at a price of $1.98 per share, for aggregate proceeds of $42.0 million. In particular, the December 13, 2017 valuation determined the Company’s equity value using an OPM backsolve approach that was based on the $1.98 price paid per share of its Series C preferred stock in the contemporaneous, arm’s-length transaction with new and existing investors. In addition, in the December 13, 2017 valuation, the probability

Securities and Exchange Commission

June 8, 2018

weighting of the IPO scenario was increased by management and the Board to [**]% taking into consideration the Company’s planned IPO organizational meeting on December 18, 2017. Between December 13, 2017 and December 22, 2017, the Company continued to operate its business in the ordinary course and, other than the Series C preferred stock financing, there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $1.33 per share from December 13, 2017 to December 22, 2017.

Translate Bio, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Ronald C. Renaud, Jr., President and Chief Executive Officer, Translate Bio, Inc., 29 Hartwell Avenue, Lexington, Massachusetts 02421, (617) 945-7361, before it permits any disclosure of the bracketed information in Request #2.

March 5, 2018 Valuation

The Board relied, in part, on the results of the March 5, 2018 valuation in its determination of the fair value of common stock of $1.50 per share as of March 7, 2018, when it granted options for the purchase of 7,772,432 shares to employees and directors. Between March 5, 2018 and March 7, 2018, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $1.50 per share from March 5, 2018 to March 7, 2018.

Rule 83 Confidential Treatment Request by Translate Bio, Inc.

Request #3

The principal factors contributing to the increase in the fair value of common stock from the December 13, 2017 valuation to the March 5, 2018 valuation were the increase in the probability weighting of the IPO scenario to [**]% and a [**]% increase in the equity value of the OPM scenario, both reflecting progress made by the Company since December 22, 2017, including the following:

Translate Bio, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Ronald C. Renaud, Jr., President and Chief Executive Officer, Translate Bio, Inc., 29 Hartwell Avenue, Lexington, Massachusetts 02421, (617) 945-7361, before it permits any disclosure of the bracketed information in Request #3.

•

The Company continued to advance its cystic fibrosis and ornithine transcarbamylase (“OTC”) deficiency programs and made progress with respect to business development activities. In late December 2017, the Company filed an investigational new drug

Securities and Exchange Commission

June 8, 2018

application (“IND”) to the U.S. Food and Drug Administration (“FDA”) with respect to a Phase 1/2 clinical trial of the Company’s lead MRT product candidate for the lung, MRT5005, in patients with cystic fibrosis. This represented the Company’s first-ever IND.

•	On February 9, 2018, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission.

May 18, 2018 Valuation

The Board relied, in part, on the results of the May 18, 2018 valuation in its determination of the fair value of common stock of $1.76 per share as of May 22, 2018, when it granted options for the purchase of 3,150,513 shares to employees. Between May 18, 2018 and May 22, 2018, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $1.76 per share from May 18, 2018 to May 22, 2018.

Rule 83 Confidential Treatment Request by Translate Bio, Inc.

Request #4

The principal factors contributing to the increase in the fair value of common stock from the March 5, 2018 valuation to the May 18, 2018 valuation (the “May 2018 valuation”) were the increase in the probability weighting of the IPO scenario to [**]%, the decrease in the DLOM of the IPO scenario due to the shorter period to the planned IPO event, and a [**]% increase in the equity value of the OPM scenario, all reflecting progress made by the Company since March 5, 2018, including the following:

Translate Bio, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Ronald C. Renaud, Jr., President and Chief Executive Officer, Translate Bio, Inc., 29 Hartwell Avenue, Lexington, Massachusetts 02421, (617) 945-7361, before it permits any disclosure of the bracketed information in Request #4.

•	The Company continued to advance its cystic fibrosis and OTC deficiency programs and made progress with respect to business development activities, including:

•	In late March 2018, the FDA granted orphan drug designation to the Company’s lead MRT product candidate for the liver, MRT5201, for the treatment of OTC deficiency.

Securities and Exchange Commission

June 8, 2018

•	In April 2018, the FDA lifted its clinical hold on the Company’s IND with respect to MRT5005 which had been imposed by the FDA on January 24, 2018 and, in lifting the clinical hold, accepted such IND with respect to a Phase 1/2 clinical trial of MRT5005 in patients with cystic fibrosis.

•	In May 2018, the Company initiated its Phase 1/2 clinical trial of MRT5005 in patients with cystic fibrosis.

•	The Company hired a chief financial officer on May 14, 2018.

•	The Company made significant progress towards completing an IPO, including submitting amendments to its draft registration statement on Form S-1 to the Commission in March and May 2018 and conducting testing-the-waters meetings with potential investors in early May 2018.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to June 8, 2018, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

Rule 83 Confidential Treatment Request by Translate Bio, Inc.

Request #5

The Company believes that the difference between the fair value of its common stock as of May 22, 2018 of $1.76 per share and the Preliminary Price Range of $[**] to $[**] per share is the

Securities and Exchange Commission

June 8, 2018

result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to May 22, 2018, the date of the Company’s most recent determination of the fair value of its common stock:

•	The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the May 2018 valuation, the probability weighting of the IPO scenario was 75.0%. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the May 2018 valuation would have been $[**] per share (before giving effect to any discount for lack of marketability).

Translate Bio, Inc. respectfully requests that the information contained in the response be treated as confidential information and that the Commission provide timely notice to Ronald C. Renaud, Jr., President and Chief Executive Officer, Translate Bio, Inc., 29 Hartwell Avenue, Lexington, Massachusetts 02421, (617) 945-7361, before it permits any disclosure of the bracketed information in Request #5.

•	The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and therefore excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the May 2018 valuation.

•	The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock into common stock in connection with the IPO. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding shares of the Company’s preferred stock will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•	Since May 22, 2018, the Company has taken several steps towards the completion of an IPO, including publicly filing the Registration Statement with the Commission on June 1, 2018.

•	Since May 22, 2018, the Company also made further progress in the advancement of its lead development programs and the execution of its business strategies, including:

•	The Company began enrolling and dosing patients in its Phase 1/2 clinical trial of MRT5005 in patients with cystic fibrosis.

Securities and Exchange Commission

June 8, 2018

•	On June 8, 2018, the Company’s wholly owned subsidiary Translate Bio MA, Inc. entered into a collaboration and license agreement with Sanofi Pasteur Inc. (“Sanofi”) pursuant to which the Company and Sanofi agreed to collaborate to perform certain research and development activities to advance infectious disease vaccines using the Company’s mRNA technology (the “Sanofi Agreement”). The Company will be eligible to receive an upfront payment as well as milestone and royalty payments in accordance with the terms of the Sanofi Agreement. The Sanofi Agreement will become effective following receipt of clearance under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, assuming such clearance is received.

•	Since May 22, 2018, the Company has held several additional “testing-the-waters” meetings, at which the Company received positive feedback from potential investors.

•	The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public company equity and debt markets.

The Company respectfully submits that the deemed per share fair values used as the basis for determining stock-based compensation expense in connection with its stock option grants are reasonable and appropriate for the reasons described herein and in the Registration Statement.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

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Securities and Exchange Commission

June 8, 2018

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas

Cynthia T. Mazareas

cc:	Ronald C. Renaud, Jr., Translate Bio, Inc.

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549